Exhibit 99.2

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Textainer Group Holdings Limited

Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 28, 2020

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the 2020 Annual General Meeting of Shareholders of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) will be held at 650 California Street, San Francisco, California, U.S., at 9:00 a.m. (local time) on Thursday, May 28, 2020. The 2020 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2020 Annual Meeting”) will be held for the following purposes:

1.	To approve the election of Messrs. David M. Nurek and Robert D. Pedersen as our Class III directors;

2.

To approve our annual audited financial statements for the fiscal year ended December 31, 2019, a copy of which is included in the enclosed 2019 Annual Report to Shareholders and will be laid before our shareholders at the 2020 Annual Meeting;

3.

To approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2020 and the authorization for our Board of Directors, acting through our Audit Committee to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2020; and

4.	To transact such other business as may properly be brought before the 2020 Annual Meeting (including any postponement or adjournment(s) thereof).

The close of business on April 1, 2020 has been fixed as the record date for determining the shareholders of record entitled to notice of and to vote at the 2020 Annual Meeting (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2020 Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2020 Annual Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2020 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2020 Annual Meeting to be held on May 28, 2020. The Company’s proxy materials for the 2020 Annual Meeting, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2019 Annual Report to Shareholders, are available at www.textainer.com.

By Order of the Board of Directors,

Adam Hopkin
Secretary
Hamilton, Bermuda
April 27, 2020

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Textainer Group Holdings Limited

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 28, 2020

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2020 Annual General Meeting of Shareholders to be held at 650 California Street, San Francisco, California, U.S., at 9:00 a.m. (local time) on Thursday, May 28, 2020, including any postponement or adjournment(s) thereof (the “2020 Annual Meeting”). The 2020 Annual Meeting will be held for the purposes set forth in the accompanying Notice of 2020 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice of 2020 Annual General Meeting of Shareholders, the accompanying form of proxy card and our 2019 Annual Report to Shareholders are being first mailed to shareholders on or about April 27, 2020. These proxy materials are also available for viewing at www.textainer.com.

The close of business on April 1, 2020 has been fixed as the record date for determining the shareholders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) entitled to notice of and to vote at the 2020 Annual Meeting (including any postponement or adjournment(s) thereof). As of March 31, 2020, there were 54,870,475 Common Shares issued and outstanding. Common Shares are our only class of equity securities issued and outstanding and entitled to vote at the 2020 Annual Meeting. Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2020 Annual Meeting for each Common Share held by such Shareholder.

At the 2020 Annual Meeting, two or more persons present in person at the start of the 2020 Annual Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2020 Annual Meeting.

At the 2020 Annual Meeting, Shareholders will receive the report of KPMG LLP, our independent auditors, and may be asked to consider and take action with respect to such other matters as may properly come before the 2020 Annual Meeting.

Adoption of each proposal set forth in the accompanying Notice of 2020 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement requires the affirmative vote of a majority of the votes cast at the 2020 Annual Meeting.

In this Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars.

SOLICITATION AND REVOCATION

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS. OUR BOARD OF DIRECTORS HAS DESIGNATED THE PERSON(S) NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each such person designated as a proxy serves as a director and/or executive officer of the Company.

Each Common Share represented by a properly executed proxy that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2020 Annual Meeting. If no instructions are provided in a properly executed proxy, it will be voted FOR the approval of the election of each of the nominees identified in this Proxy Statement as a Class III director of the Company (Proposal One), and FOR the approval of each of Proposals Two, and Three. Any Shareholder who executes a proxy may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2020 Annual Meeting. Attendance at the 2020 Annual Meeting by a Shareholder who has executed and delivered a proxy to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee prior to the 2020 Annual Meeting.

If within half an hour from the time appointed for the 2020 Annual Meeting a quorum is not present, then the 2020 Annual Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine. Unless the 2020 Annual Meeting is adjourned to a specific date, place and time announced at the 2020 Annual Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned 2020 Annual Meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with the Company’s bye-laws as currently in effect.

We will bear the cost of solicitation of proxies. We have not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the 2020 Annual Meeting to the beneficial owners of Common Shares which such persons hold of record.

TABLE OF CONTENTS

Page
BENEFICIAL OWNERSHIP OF COMMON SHARES BY MAJOR SHAREHOLDERS AND MANAGEMENT	4

PROPOSAL ONE—APPROVAL OF THE ELECTION OF OUR CLASS III DIRECTORS	6

Directors and Senior Management	6

Board Practices	9

Environmental and Social Matters	10

Board and Committee Meetings	10

Director and Senior Management Compensation	11

Vote Required	11

PROPOSAL TWO—APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019	12

Vote Required	12

PROPOSAL THREE—APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020	13

Independent Auditors Fees and Services	13

Vote Required	13

OTHER MATTERS	14

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY MAJOR SHAREHOLDERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our Common Shares as of March 31, 2020 by:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding Common Shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our Common Shares is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes any Common Shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our Common Shares is based on 54,870,475 Common Shares issued and outstanding on March 31, 2020. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our Common Shares held by major shareholders are the same as the voting rights of Common Shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of
	Common Shares
	Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Coronation Asset Management (Pty) Ltd.	6,716,360	12.2%
Isam K. Kabbani (4)	3,720,850	6.8%
Trencor Limited (3)	3,000,158	5.5%
Directors and Executive Officers
David M. Nurek (5)	3,031,198	5.5%
Hennie Van der Merwe (6)	3,013,777	5.5%
John A. Maccarone (7)	1,549,519	2.8%
Robert D. Pedersen	356,612	*
Olivier Ghesquiere	238,792	*
Michael K. Chan	94,278	*
Hyman Shwiel	34,641	*
Dudley R. Cottingham (8)	32,641	*
Iain Brown	27,105	*
Current directors and executive officers (9 persons) as a group	5,378,405	9.8%

*	Less than 1%.

(1)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common Shares beneficially owned include the following share options and restricted share units:

	Grant Date
	11/18/2010 to 11/19/2014 (9)	11/12/2015	5/19/2016	11/30/2016	5/18/2017	11/30/2017	11/30/2018	5/23/2019	11/30/2019
Share options
Exercise price	$28.05 to	$14.17	$12.23	$9.70	$9.75	$22.95	$11.15	N/A	$9.13
	$38.36
Expiration date	11/17/2020 to 11/19/2024	11/12/2025	5/19/2026	11/30/2026	5/18/2027	11/30/2027	11/30/2028	N/A	11/30/2029
Robert D. Pedersen	100,820	26,534	—	36,029	—	—	—	—	—
Michael K. Chan	—	—	—	—	3,750	4,750	20,000	—	20,000
Olivier Ghesquiere	—	—	10,000	19,200	—	17,760	40,000	—	40,000
Restricted share units
David M. Nurek	—	—	—	—	—	—	—	8,456	—
Hennie Van der Merwe	—	—	—	—	—	—	—	8,456	—
John A. Maccarone	—	—	—	—	—	—	—	8,456	—
Robert D. Pedersen	—	—	—	9,813	—	—	—	8,456	—
Olivier Ghesquiere	—	—	2,500	4,800	—	8,880	30,000	—	40,000
Michael K. Chan	—	—	—	—	1,874	2,374	15,000	—	20,000
Hyman Shwiel	—	—	—	—	—	—	—	8,456	—
Dudley R. Cottingham	—	—	—	—	—	—	—	8,456	—
Iain Brown	—	—	—	—	—	—	—	8,456	—

(2)	Percentage ownership is based on 54,870,475 shares outstanding as of March 31, 2020.
(3)

Includes 3,000,158 shares held by Trencor. In December 2019, Trencor completed the unbundling of our common shares held by Trencor which resulted in the distribution of such common shares to Trencor’s shareholders (the “Unbundling Transaction”). Prior to the Unbundling Transaction, Trencor previously owned approximately 47.5% or 27,278,802 of our common shares. The 27,278,802 common shares were what was initially listed on the JSE under the symbol “TXT” in December 2019.

(4)	Includes 3,720,850 shares held by Delmas Invest Holding S.A, an affiliate of Mr. Kabbani.
(5)

Includes 3,000,158 shares held by Trencor (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor). Mr. Nurek is one of our directors, and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Trencor.

(6)

Includes 3,000,158 shares held by Trencor (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Van der Merwe due to his position as a director of Trencor). Mr. Van der Merwe is one of our directors, and a CEO and director of Trencor. Mr. Van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Trencor.

(7)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P. and 333,513 shares held by the Maccarone Revocable Trust.
(8)	Includes 19,716 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.
(9)

Robert Pedersen’s outstanding share options that were granted during 2010 to 2014 are comprised of 7,500 shares of $28.26 exercise price, 16,500 shares of $28.54 exercise price, 23,000 shares of $28.05 exercise price, 26,000 shares of $38.36 exercise price and 27,820 shares of $34.14 exercise price that were granted on 11/18/2010, 11/16/2011, 11/14/2012, 11/14/2013 and 11/19/2014, respectively. Expiration date is ten years from the respective grant date.

PROPOSAL ONE

APPROVAL OF THE ELECTION OF OUR CLASS III DIRECTORS

At the 2020 Annual Meeting, Shareholders will be asked to approve the election of each of Messrs. David M. Nurek and Robert D. Pedersen as a Class III director of the Company. In accordance with our bye-laws as currently in effect, our Board of Directors is elected annually on a staggered basis, with each director holding office until the annual general meeting for the year in which such director’s term expires, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws as currently in effect provide for a classified Board of Directors, divided into three classes, which are designated as Class I, Class II and Class III. At each such annual general meeting of shareholders, directors in the class whose term expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

Messrs. David M. Nurek, Robert D. Pedersen and Iain Brown are currently designated Class III directors, each of whom holds office until our 2020 annual general meeting of shareholders. Messrs. Olivier Ghesquiere and Hennie Van der Merwe are currently designated as Class II directors, each of whom holds office until the 2021 annual general meeting of shareholders. Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel are currently designated as Class I directors, each of whom holds office until our 2022 Annual Meeting.

The terms of the Class III directors are set to expire at the 2020 Annual Meeting. Based upon the recommendation of the Nominating and Corporate Governance Committee of our Board of Directors, our Board of Directors has nominated Messrs. David M. Nurek and Robert Pedersen to stand for election, in each case, as a Class III director of the Company, at the 2020 Annual Meeting. Mr. Iain Brown informed the Nominating and Corporate Governance Committee that he did not want to seek re-election to the Board at the expiration of his term in May 2020. Proposal One calls for a vote FOR the approval of the election of each of Messrs. David M. Nurek and Robert D. Pedersen as a Class III director of the Company at the 2020 Annual Meeting. If elected at the 2020 Annual Meeting, each of Messrs. David M. Nurek and Robert D. Pedersen will each serve for a three-year term expiring at our 2023 annual general meeting of shareholders, subject to his office being vacated earlier.

Biographical information relating to the directors under Proposal One is presented in this Proxy Statement below under “Directors and Senior Management—Directors.”

Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of April 1, 2020. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108, United States. The business address for each of our non-management directors is Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda.

As of March 31, 2020, our shareholder, Trencor owned approximately 5.5% of our issued and outstanding common shares. As indicated below, two of our eight directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel (1)(2)(3)	75	Chairman
Olivier Ghesquiere	53	Director, President and Chief Executive Officer
Iain Brown (1)	56	Director
Dudley R. Cottingham (1)(2)(3)	68	Director
John A. Maccarone (2)(3)	75	Director
David M. Nurek (1)(2)(3)(4)	70	Director
Hennie Van der Merwe (3)(5)	72	Director
Robert D. Pedersen	60	Director
Michael K. Chan	57	Executive Vice President and Chief Financial Officer

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Chairman of Trencor, owner of 5.5% of our common shares.
(5)	Chief Executive Officer and Director of Trencor, owner of 5.5% of our common shares.

Certain biographical information about each of these individuals is set forth below.

Directors

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Olivier Ghesquiere was appointed President and Chief Executive Officer and to our board of directors in August 2018. Mr. Ghesquiere served as our Executive Vice President – Leasing from January 2017 to August 2018, responsible for worldwide sales and marketing related activities and operations. Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010. Mr. Ghesquiere holds a Masters in Applied Economics from the Louvain School of Management, Belgium.

Iain Brown has been a member of our board of directors since May 2016. Mr. Brown was a member of the board of directors of Halco. Mr. Brown is a director of Coveham Container Services Limited, has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty-five years. He holds a B.S. in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda Stock Exchange. He was a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982. Mr. Cottingham is currently a consultant and had served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

John A. Maccarone served as our President and Chief Executive Officer from January 1999 until October 2011 when he retired from Textainer and as a member of our board of directors since December 1993. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of TEML, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995. He is chairman of Trencor and a member of Trencor’s remuneration and nomination and social and ethics committees. In August 2019, Mr. Nurek retired from his position as an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He was the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Hennie Van der Merwe has been a member of our board of directors since August 2017 and between March 2003 to 2011. Mr. Van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. He was appointed the Chief Executive Officer of Trencor in August 2017. Mr. Van der Merwe also serves as non-executive chairman of the board of Master Drilling Group Limited and as a non-executive director of Bell Equipment Limited, both of which are listed on the JSE. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/ merchant banking arm of Bankorp Group Ltd. From 1991 to 1998, Mr. Van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. Prior to entering the business world, Mr. Van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. Van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa.

Robert D. Pedersen has been a member of our board of directors since April 2017. Mr. Pedersen was appointed President and Chief Executive Officer of TEML, our management company, in October 2011 and retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Executive Officers

For certain biographical information about Olivier Ghesquiere, see “Directors” above.

Michael K. Chan was appointed Executive Vice President and Chief Financial Officer (CFO) in September 2018. Mr. Chan served as our Vice President and Senior Vice President of Finance from April 2017 through August 2018, responsible for overseeing treasury, investor relations, accounting, financial reporting, and financial planning and analysis. Mr. Chan also served as a Controller from 1994 to 2006. Prior to re-joining the company in 2017, Mr. Chan was CFO at Ygrene Energy Fund from 2015 to 2017, a market-leading specialty finance company, where he raised nearly $1 billion in capital and achieved the industry’s first AAA rating on the company’s senior notes. From 2011 to 2015, Mr. Chan worked as Senior Director of Treasury and Capital Markets for The Cronos Group, a leading global container leasing company which was acquired by Shenzhen Stock Exchange listed Bohai Leasing Company. Before that, Mr. Chan held the CFO position at The Chartres Lodging Group from 2006 to 2011, where he was instrumental in executing key acquisitions and sales for the hotel investment and asset management company. Mr. Chan joined Coopers & Lybrand in 1989, now PricewaterhouseCoopers (PwC) and held the position of Audit Manager. Mr. Chan is a member of the American Institute of Certified Public Accountants (AICPA) and holds a B.S. in Business Administration – Accounting from California State University East Bay.

Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal Audit Committee satisfying the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We are not required under Bermuda law to maintain a board of directors with a majority of independent directors. However, as of March 2020 six of our eight directors are independent, as that term is defined by the NYSE.

•

We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present. However, we regularly hold non-executive sessions of our board of directors, where Mr. Ghesquiere, our President and Chief Executive Officer is not present.

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a Compensation Committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2019 Share Incentive Plan (the “2019 Plan”). Prior to March 2020, our compensation committee was not comprised solely of independent directors, as required by NYSE standards. As of March 2020, all members of our compensation committee are independent, as that term is defined by the NYSE. The members of our compensation committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Our board of directors has also adopted a compensation committee charter.

•

We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has four members, Messrs. Cottingham, Nurek, Brown and Shwiel. In March 2020, our Board determined that all members of the Audit Committee are independent when the Board determined that in addition to Mr. Cottingham and Mr. Shwiel, Mr. Nurek and Mr. Brown are independent as that term is defined in Rule 10A-3 under the Exchange Act given the completion of the unbundling of the Company shares held by Trencor in December 2019 which reduced Trencor’s shareholding in the company from 47.5% to 5.3% of the outstanding shares and the Company’s purchase of LAPCO in December 2019. Prior to March 2020 Mr. Nurek and Mr. Brown were non-voting members of the Audit Committee. Our board of directors has also adopted an audit committee charter.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has five members, Messrs. Cottingham, Maccarone, Nurek, Van der Merwe and Shwiel. As of March 2020, Messrs. Cottingham, Maccarone, Nurek and Shwiel satisfy the NYSE’s standards for director independence. Mr. Van der Merwe will no longer serve on our nominating and governance committee after our Annual Meeting in May 2020 and at such time all members of our nominating and governance committee will be independent. Our board of directors has also adopted a nominating and governance committee charter.

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Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan (the “2007 Plan”) on September 4, 2007 on May 21, 2015 we received shareholder approval for the amendment and restatement of our 2007 Share Incentive Plan as the 2015 Share Incentive Plan, and on May 23, 2019 we received shareholder approval for the amendment and restatement of our 2015 Share Incentive Plan as the 2019 Share Incentive Plan. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

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Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

Environmental and Social Matters

Our Board and Management are mindful of the Company’s environmental and social footprint. Container shipping has been a key element in furthering world trade and related economic development. Containerization and the use of ever larger vessels have a significantly lower environmental footprint than other forms of shipping such as air freight and we are proud that our container fleet and business have enabled the continued growth of the industry. We are an active member in industry groups such as the International Institute of Container Lessors that participate in industry projects such as the evaluation and development of more environmentally friendly container flooring that use bamboo rather than endangered hardwoods. We have also worked with and supported our container suppliers transition to the use of waterborne paint that does not use harmful solvents in the drying process.

Board and Committee Meetings

In 2019, our Board of Directors held four meetings and all current members of the Board attended each meeting occurring during their tenure. In 2019, our Audit Committee held eight meetings, our Compensation Committee held two meetings and our Nominating and Corporate Governance Committee held four meetings. All current committee members attended 100% of the applicable committee meetings during their tenure.

Director and Senior Management Compensation

The aggregate direct compensation we paid to our executive officers as a group (two persons) for the year ended December 31, 2019 was approximately $1,752, which included approximately $453 in bonuses and approximately $267 in vested restricted stock and funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, which amounted to approximately $119. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2019, other than reimbursements for travel expenses.

During 2019, our executive officers as a group were granted 60,000 share options, with an exercise price of $9.13 and an expiration date of November 30, 2029, and 60,000 restricted share units through our 2015 Share Incentive Plan.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2019, all STIP participants, including our executive officers received 137.5% of their target incentive award that applied to calendar year 2018 performance with the incentive award paid in early 2019.

The Board of Directors has determined that commencing with the proxy materials for the 2021 Annual Meeting of Shareholders, additional disclosure will be provided regarding executive compensation, including how incentive compensation for executive officers is aligned with Company performance.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2019 was approximately $531. Some directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $67 during 2019.

Vote Required

Approval of the election of each of Messrs. David M. Nurek and Robert D. Pedersen as a Class III director requires the affirmative vote of a majority of the votes cast at the 2020 Annual Meeting.

The Board of Directors unanimously recommends a vote in favor of each of the Class III director nominees. The Board notes that each nominee is either a long tenured member of the Board of Directors or has significant experience in the container leasing industry, or both.

Our Board of Directors unanimously recommends a vote FOR the approval of the election of each of Messrs. David M. Nurek and Robert D. Pedersen as a Class III director as set forth in Proposal One.

PROPOSAL TWO

APPROVAL OF OUR ANNUAL AUDITED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

At the 2020 Annual Meeting, Shareholders will be asked to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2019, a copy of which is included in the enclosed 2019 Annual Report to Shareholders and will be laid before the Shareholders at the 2020 Annual Meeting. Proposal Two calls for a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2019.

Vote Required

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the 2020 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2019 as set forth in Proposal Two.

PROPOSAL THREE

APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING

DECEMBER 31, 2020

At the 2020 Annual Meeting, Shareholders will be asked to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2020 and the authorization for the Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2020.

Independent Auditors Fees and Services

Our Audit Committee pre-approves all services provided by KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our Audit Committee. Our Audit Committee has delegated to the chairman of the Audit Committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full Audit Committee at its next scheduled meeting.

The following is a summary of the fees billed to us by KPMG LLP for professional services rendered for the fiscal years ended December 31, 2019 and 2018:

Fee category	2019 Fees	2018 Fees
Audit Fees	$1,792	$1,835
Audit-Related Fees	30	173
Tax Fees	6	14

Total Fees	$1,828	$2,022

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit Fees. Fees for both 2019 and 2018 were relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees— Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

Vote Required

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the 2020 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2020 and the authorization for our Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2020 as set forth in Proposal Three.

OTHER MATTERS

Our Board of Directors is currently unaware of any other matters to come before the 2020 Annual Meeting other than as set forth in the accompanying Notice of 2020 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2020 Annual Meeting.

MMMMMMMMMMMM MMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000004 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! MR A SAMPLE You may vote online or by phone instead of mailing this card. DESIGNATION (IF ANY) Votes submitted electronically must be ADD 1 ADD 2 received by May 28, 2020 at 01:00 A.M., ADD 3 local time. ADD 4 MMMMMMMMM ADD 5 Online ADD 6 Go to www.investorvote.com/TGH or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Using a black ink pen, mark your votes with an X as shown in this example. Sign up for electronic delivery at Please do not write outside the designated areas. www.investorvote.com/TGH Annual General Meeting Proxy Card 1234 5678 9012 345 q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3. 1. Proposal to approve the election of the persons listed below, nominated by the current Board of Directors, as Class I directors of the Company: + For Against Abstain For Against Abstain 01—David M. Nurek 02—Robert D. Pedersen For Against Abstain For Against Abstain 2. Proposal to approve the Company’s annual audited financial 3. Proposal to approve the re-appointment of KPMG LLP, an statements for the fiscal year ended December 31, 2019 independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2020 and the authorization for the Board of Directors, acting through the Audit Committee to fix the remuneration of the independent auditors for the fiscal year ending December 31, 2020 B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890                J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MMMMMM 1UPX 461660 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 0395TA

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TGH q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — TEXTAINER GROUP HOLDINGS LIMITED + 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 28, 2020 THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the Company’s 2020 Annual General Meeting of Shareholders to be held on May 28, 2020 to be held at 650 California Street, San Francisco, California, U.S. at 9:00 a.m. (local time) and at any postponement or adjournment(s) thereof (the “2020 Annual Meeting”). The undersigned, being a shareholder of the Company, hereby appoints Olivier Ghesquiere, President and Chief Executive Officer of the Company, as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2020 Annual Meeting, as designated on the reverse side of this Proxy Card. This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2020 Annual Meeting. The Board of Directors unanimously recommends a vote FOR each nominee identified below to be elected to the Board of Directors (Proposal One) and FOR each of Proposals Two and Three. CONTINUED AND TO BE SIGNED ON REVERSE SIDE SEE REVERSE SIDE C Non-Voting Items Change of Address — Please print new address below. +